Exhibit 20.2

Fellow Stockholders                                    July 18, 1997

Earlier this week, Tellabs reported its second quarter and mid-year financial results, and as has been the case for quite some time now, they were very positive. I would like to share with you some of the things associated with our recent performance in this letter.

Before addressing such things, however, a bit of rationale is appropriate. If you have been a stockholder of ours for more than a year or so, you may have noticed that you haven't received printed quarterly reports of financials from us--or perhaps you didn't notice! Believing that the timeliness of printed reports reaching stockholders was questionable at best, we stopped mailing quarterly reports for a little over a year. Nowadays, however, the availability and ubiquity of electronic communication via the internet, one of the acknowledged drivers of our growth for some time now, provides a way of dealing with information in a far more timely manner, and at modest expense. We thus resume the distribution of quarterly reports, albeit in a rather different medium than heretofore.

Tellabs' second quarter ended on June 27 with sales of $292.7 million, our highest quarterly sales total ever. A year ago, we reported second quarter sales of $189.5 million. Sales for the first half of the year also set records, amounting to $539.8 million, an increase of 49 percent over sales during the first half of last year of $361.7 million.

Net income for the second quarter amounted to $58.8 million--not a record, but very close to one. Tellabs reported a loss in the second quarter last year, the result of a write-down of in-process R&D expenses associated with an acquisition during that quarter. Excluding the effect of that write-off, net income for the quarter just ended was up just under 66 percent from that of last year. Net income for the first six months of this year amounted to $121.8 million. (This includes an after-tax gain of $13.9 million on the sale during the first quarter of stock held as an investment.) If we exclude both the effects of the write-off and the stock sale, first half earnings this year increased 62 percent over those for 1996. On a per-share basis, second quarter earnings were 32 cents this year and--again excluding the write-off--19 cents last year. For the six-month period, earnings per share this year were 66 cents (7 cents of which resulted from the stock sale) and an "adjusted" 36 cents last year.

As has been the case for quite some time now, sales of our flagship TITAN (a registered trademark of Tellabs Operations, Inc.) 5500 digital

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cross-connect system were the primary driver of revenue, amounting to just under $150 million in revenue during the quarter. Such systems continue to be a very efficient way to provision, route and groom telecommunications services throughout North America, and as the telecommunications infrastructure continues to expand to meet growing service demands, the need for such capability continues to grow. In parts of the world outside North America, and particularly in Europe, our MartisDXX (a trademark of Tellabs Oy) digital multiplexer continues to be in demand, primarily for cellular and business data applications, accounting for continuing growth in those markets. Echo cancellers, too, continue to exhibit significant sales growth. These three product areas now account for most of our revenue.

As one might expect, the significant growth we have experienced during the past few years has put some pressure on our facilities and infrastructure. We have begun to deal with that in a variety of ways. One is with new construction, including a sizable addition to our facility in Bolingbrook, Illinois, where we recently began occupying manufacturing space that more than doubles our capacity there. Adjacent office and laboratory space will be available for occupancy in the addition later this year. We are in the process of constructing a 150,000-square-foot manufacturing and product development facility in Helsinki, Finland, that will be available for occupancy early next year, and on June 30, we "turned the sod" for a new 130,000-square-foot office and manufacturing facility in Shannon, Ireland, scheduled for completion next year. These new facilities are all part of our commitment to satisfying needs of our customers in real time anywhere in the world.

Early in the second quarter we added a significant component to our management team in the person of John Vaughan, who joined us as president of Tellabs International. John comes to us from our local service provider, Ameritech, where he was most recently corporate vice president of business unit development and strategy. John takes over the international reins from Peter Guglielmi, who for some time now has been responsible for "International" as well as serving as our chief financial officer. The addition of John to our strategic management team and to the international organization is a significant step for us.

The second half of 1997 promises to be as exciting and demanding as any we've seen. Several new products will emerge from development, most notably a hardware and software extension to the TITAN 5500 system that will add optical ring management capability and SONET traffic management features to an already rich feature set. We also anticipate increased activity in the CABLESPAN (a registered trademark of Tellabs Operations, Inc.) product area as new features and real service demands are, at long last, now on the threshold. Prominent feature additions to both the MartisDXX and the echo canceller product lines are also in the

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offing later this year, and even more next year, in keeping with our plan to maintain the attractiveness of these products well into the next century.

We continue to be optimistic about the future of telecommunications, and of course about our prospects for growth in this robust and challenging industry. Thanks for looking in on us via the web, and for sharing some of the excitement with us.


Sincerely,

s\ Michael J. Birck
-----------------------

   Michael J. Birck
Chief Executive Officer


Second Quarter Earnings Release (website link to this information which is attached hereto as Exhibit 20.3)

     Results of Operations

     Condensed Consolidated Balance Sheet


Common Stock Market Data

Tellabs' common stock is listed on The Nasdaq Stock Market under the symbol TLAB and appears in most daily newspaper stock tables as Telabs. At February 17, 1997, there were approximately 3,035 stockholders of record. Tellabs is a component of the Nasdaq-100 Index and the Standard & Poor's 500 Index.

10-K Report

Stockholders may obtain without charge a copy of the Tellabs 1996
Form 10-K as filed with the Securities and Exchange Commission upon request to:

     Secretary
     Tellabs, Inc.
     4951 Indiana Avenue
     Lisle, Illinois 60532 U.S.A.
     Edgar Archives

For Tellabs investor relations contact:

     Tom Scottino
     1.630.378.7504
     Tom_Scottino@pcmail.tellabs.com

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Except for historical information, the matters discussed or incorporated by reference in this letter are forward-looking statements that involve risks and uncertainties associated with competition, market growth, customer acceptance and timely availability of products and features, as well as other risks that may be detailed from time to time in the company's filings with the Securities and Exchange Commission. Tellabs' actual future results could differ materially from those discussed here. The company undertakes no obligation to revise or update these forward-looking statements to reflect events or circumstances or to reflect the occurrence of unanticipated events.







































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